

08054284

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year	Commission
Ended December 31, 2007	File Number 333-53046

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

(Name of Plan)

BERKSHIRE HATHAWAY INC.

1440 Kiewit Plaza

Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and

address of its principal executive office.)

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REQUIRED INFORMATION

The **Revised Profit Sharing Plan for the Employees of the Government Employees
Companies** is subject to the Employee
Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Report:

(a)   Statements of Net Assets Available for Plan Benefits – December 31, 2007 and 2006;
(b)   Statements of Changes in Net Assets Available for Plan Benefits
              -   Years Ended December 31, 2007 and 2006;
(c)   Notes to Financial Statements; and
(d)   Report of Independent Registered Public Accounting Firm.

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference, in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8, of their report dated June 24, 2008 appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2007 is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Profit Sharing Plan Administrative
Committee of the **Revised Profit
Sharing Plan for the Employees of
the Government Employees
Companies**

C bJel

Charles G. Schara
Authorized Committee Member


EXHIBITS

The following Exhibits are being filed with this Annual Report on Form **11-K:**

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1   Consent of Johnson Lambert & Co. LLP

(99) ADDITIONAL EXHIBITS

99.1   Audited Financial Statements of the Revised Profit Sharing Plan of the Employees of the Government Employees Companies for the years ended December 31, 2007 and 2006

Exhibit 23.1

JOHNSON LAMBERT & CO. LLP
CPAs and Consultants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 24, 2008, appearing in the Annual Report on Form 11-K of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies for the year ended December 31, 2007.

Johnson Lambert + Co. LLP

Johnson Lambert & Co. LLP

Falls Church, Virginia
June 24, 2008

Exhibit 99.1

⬢ JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE
GOVERNMENT EMPLOYEES COMPANIES

Financial Statements
and Supplemental Schedules

*Years ended December 31, 2007 and 2006
with Report of Independent Registered Public Accounting Firm*

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES
OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements and
Supplemental Schedules

Years ended December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Revised Profit Sharing Plan for the
    Employees of the Government Employees Companies
Chevy Chase, Maryland

We have audited the accompanying statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes at December 31, 2007 and the Schedule of Reportable Transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co. LLP

Falls Church, Virginia
June 24, 2008

2

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

| | December 31, | |
	2007	2006
ASSETS		
Investments, at fair value	$ 1,299,311,920	$1,166,761,768
Receivable from Government Employees Companies	92,501,360	85,757,616
Net assets reflecting all investments at fair value	1,391,813,280	1,252,519,384
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(882,984)	1,141,563
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,390,930,296	$1,253,660,947

See notes to the financial statements.

3

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,	
	2007	2006
ADDITIONS		
Investment income		
Dividends and interest	$ 53,792,514	$ 42,059,384
Net appreciation in fair value of investments	32,685,935	79,716,146
Net Investment Income	86,478,449	121,775,530
Contributions		
Employees	55,251,444	47,137,761
Government Employees Companies	92,531,367	85,870,451
Total Contributions	147,782,811	133,008,212
Other Additions	253,080	880
TOTAL ADDITIONS	234,514,340	254,784,622
DEDUCTIONS		
Distributions to participants	(96,905,354)	(78,559,157)
Other deductions	(339,637)	(292,556)
TOTAL DEDUCTIONS	(97,244,991)	(78,851,713)
INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	137,269,349	175,932,909
Net assets available for plan benefits at beginning of year	1,253,660,947	1,077,728,038
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$1,390,930,296	$1,253,660,947

See notes to the financial statements.

4

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

Years ended December 31, 2007 and 2006

NOTE A – DESCRIPTION OF PLAN

The following description of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description. The Government Employees Companies (the "Companies") include GEICO Corporation and certain of its subsidiaries.

Non-highly compensated participants may contribute up to 50 percent of earnings and highly compensated participants are limited to 6 percent, subject to the maximum dollar amount permitted by the Internal Revenue Code. Eligible participants may also make an additional "catch-up" contribution as allowed by the Internal Revenue Code. Participants may allocate their contributions between tax-deferred accounts and, beginning November 1, 2007, Roth accounts. At the discretion of the Board of Directors of GEICO Corporation, the Companies contribute from profits an amount to be shared by all eligible employees based on each individual's planning center performance and earnings.

Employees automatically become eligible to make a 401(k) elective contribution to the Plan upon their date of hire and are generally eligible to receive a Company contribution after completing one year of service. Vesting is based on years of service at the following rates: 20 percent after two years, 40 percent after three years, 60 percent after four years, 80 percent after five years, and 100 percent after six years.

Withdrawals may be made from after-tax employee contributions and vested employer contributions made prior to January 1, 1993, subject to certain restrictions. Vested employer contributions made after January 1, 1993 can only be withdrawn under hardship conditions or after attainment of age 55. Tax-deferred contributions can only be withdrawn under hardship conditions or after attainment of age 59½. Roth contributions and earnings can be withdrawn tax free after the employee has completed five years of participation and the attainment of age 59½. The five year period begins with the first day of the employee's taxable year in which he or she first made the Roth contribution. The employee can withdraw his contributions or earnings in any combination he desires before the five year period and attainment of age 59½ but the earnings are subject to taxation.

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years. For termination of service due to other

5

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE A – DESCRIPTION OF PLAN - CONTINUED

reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan allows participants to borrow funds from their vested accounts subject to certain restrictions. Payroll deductions are required to repay loans over five years or less except in the case of a mortgage-related loan which may be repaid over a period of up to fifteen years. The interest rate is fixed for the term of the loan at the commercial rate of interest charged by area banks on loans which are made under similar circumstances. When a participant terminates, any loan balance must be repaid prior to any account distribution.

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments, except for participant loans and fully benefit-responsive investment contracts, are stated at aggregate fair value based upon quoted market prices. Participant loans are stated at their outstanding principal balances, which approximates fair value. Fully benefit-responsive investment contracts are reported in investments at fair value and in net assets at con-

6

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE B – SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

tract value with an adjustment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of net assets available for benefits because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The appreciation or depreciation in the aggregate fair value of investments is attributable to those investments stated at quoted market prices, and is reflected in the statements of changes in net assets. Net realized gains and losses on security sales are determined using the average cost of investments.

Administrative Expenses: Most administrative expenses are paid by the Companies. Other deductions may include administrative expenses for record-keeping and transaction fees, which are paid by the Plan from forfeitures.

NOTE C – INVESTMENT OPTIONS

Participants can direct all contributions to their accounts to a variety of investment alternatives. In the event that a participant does not make an election to direct employee or employer contributions, such contributions are invested in the Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio. Contributions may be made to one or more of the following funds:

Berkshire Hathaway Class B Common Stock Fund – This fund consists primarily of Class B shares of common stock of Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation, and a small cash balance. The net assets of this fund are owned directly by the Plan. Participants in this fund own units which are valued daily similar to a mutual fund.

Vanguard 500 Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Balanced Index Fund – A mutual fund investing in a portfolio of bonds and common stocks.

Vanguard Emerging Markets Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in emerging markets around the world.

Vanguard European Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in 16 European countries.

7

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE C – INVESTMENT OPTIONS - CONTINUED

Vanguard GNMA Fund - Invests in a portfolio consisting of mortgage-backed securities guaranteed by the Government National Mortgage Association.

Vanguard Growth Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Intermediate-Term Treasury Fund - A portfolio consisting of medium-term government securities.

Vanguard LifeStrategy Conservative Growth Fund – Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks.

Vanguard LifeStrategy Growth Fund – Invests in other Vanguard mutual funds which are invested in bonds and common stocks.

Vanguard LifeStrategy Income Fund – Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks.

Vanguard LifeStrategy Moderate Growth Fund - Invests in other Vanguard mutual funds which are invested in bonds and common stocks.

Vanguard Mid-Cap Index Fund – A mutual fund investing in a portfolio of common stocks.

Vanguard Pacific Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in established markets in Japan, Hong Kong, Australia, New Zealand and Singapore.

Vanguard Retirement Savings Trust – A common collective trust fund investing primarily in investment contracts issued by insurance companies and commercial banks and similar types of fixed-principal investments.

Vanguard Small-Cap Index Fund - A mutual fund investing in a portfolio of common stocks.

8

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE C – INVESTMENT OPTIONS – CONTINUED

Vanguard Total International Stock Index Fund - A mutual fund investing in three Vanguard international index funds.

Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio - A money market fund.

Vanguard U.S. Growth Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Value Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor II Fund - A mutual fund investing in a portfolio of common stocks.

NOTE D – INVESTMENTS

The following individual investments represent 5% or more of the net assets available for benefits as of December 31, 2007 and 2006:

	2007	2006
Vanguard Treasury Money Market Fund	$226,921,515	$208,891,105
Vanguard 500 Index Fund	181,528,815	175,935,124
Vanguard Retirement Savings Trust*	115,814,089	119,774,453
Vanguard Windsor Fund	115,391,837	126,348,763
Berkshire Hathaway Class B Stock Fund	78,944,257	-

* The Vanguard Retirement Savings Trust is reported at contract value.

9

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE D – INVESTMENTS - CONTINUED

The following summarizes the Plan's investments:

	Net Realized and Unrealized Gains During Year	Fair Value at End of Year
Year ended December 31, 2007:		
Investments at fair value as determined by quoted market prices:		
Berkshire Hathaway Class B Common Stock Fund	$ 17,087,247	$ 78,944,257
Vanguard mutual funds (non-employer invested securities)	15,598,688	1,041,661,295
Investments at outstanding principal value, which approximates fair value:		
Loans to participants	-	62,009,295
Investments at estimated fair value:		
Vanguard Retirement Savings Trust	-	116,697,073
	$32,685,935	$1,299,311,920
Year ended December 31, 2006:		
Investments at fair value as determined by quoted market prices:		
Berkshire Hathaway Class B Common Stock Fund	$ 10,407,379	$ 54,596,461
Vanguard mutual funds (non-employer invested securities)	69,308,767	942,018,043
Investments at outstanding principal value, which approximates fair value:		
Loans to participants	-	51,514,374
Investments at estimated fair value:		
Vanguard Retirement Savings Trust	-	118,632,890
	$79,716,146	$1,166,761,768

10

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE E – WITHDRAWALS AND FORFEITURES

Following is a summary of terminations, withdrawals and forfeitures for the years ending December 31:

	2007	2006
Terminations and Withdrawals	$96,905,354	$78,559,157
Forfeitures	5,207,110	16,398,157

Forfeitures represent only non-vested company contributions. Forfeitures in excess of the Trustee's record-keeping fees are allocated proportionately among remaining active participants on December 31 of each year based on the participant's earnings for that year.

NOTE F – FEDERAL TAXES

The Plan is exempt from taxation in accordance with the provisions of Section 501(a) of the Internal Revenue Code. Employer contributions and income earned from Plan investments are not taxable to participants until distributed. Employee contributions made from earnings on a pre-tax basis will be taxed upon distribution. Employee contributions made from earnings on an after-tax basis (which were permitted prior to 1998) will not be subject to additional income tax upon distribution. Pre-tax distributions and earnings may be subject to an excise tax when distributed.

The Plan obtained its latest determination letter on June 12, 2007, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

NOTE G – PARTY IN INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and shares of a fund of common stock issued by Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation. The funds are managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

11

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

| | December 31, | |
	2007	2006
Net assets available for plan benefits per the financial statements	$1,390,930,296	$1,253,660,947
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	882,984	(1,141,563)
Net assets available for plan benefits per Form 5500	$1,391,813,280	$1,252,519,384

The following is a reconciliation of the increase in net assets available for plan benefits per the financial statements to Form 5500:

| | Years Ended December 31, | |
	2007	2006
Increase in net assets available for plan benefits per the financial statements	$ 137,269,349	$ 175,932,909
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at end of year	882,984	(1,141,563)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at beginning of year	1,141,563	1,547,545
Increase in net assets available for plan benefits per Form 5500	$ 139,293,896	$ 176,338,891

NOTE I – NEW ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), was issued in September 2006 and is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements; it does not require any new fair value measurements. The Plan is currently evaluating the effect of adopting this statement.

12

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2007

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Berkshire Hathaway Class B Common Stock Fund	A fund consisting primarily of Class B shares of common stock of Berkshire Hathaway Inc. and a small cash balance	$ 49,576,119	$ 78,944,257
* Vanguard 500 Index Fund	Mutual fund investing in a portfolio of common stocks	138,447,884	181,528,815
* Vanguard Balanced Index Fund	A mutual fund investing in a portfolio of bonds and common stocks	5,074,617	5,246,880
* Vanguard Emerging Markets Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in emerging markets around the world.	37,831,560	58,423,446
* Vanguard European Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in 16 European countries	22,750,705	29,901,994
* Vanguard GNMA Fund	Mutual fund investing in a portfolio of GNMA mortgage-backed pass-through certificates	34,779,846	34,968,733
* Vanguard Growth Index Fund	Mutual fund investing in a portfolio of common stocks	40,361,725	50,015,108
* Vanguard Intermediate-Term Treasury Fund	Mutual fund investing in a portfolio of medium-term Government securities	42,211,140	43,401,489

13

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2007

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard LifeStrategy Conservative Growth Fund	Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks	4,187,262	4,354,237
* Vanguard LifeStrategy Growth Fund	Invests in other Vanguard mutual funds which are invested in bonds and common stocks	13,454,207	14,426,881
* Vanguard LifeStrategy Income Fund	Invests in other Vanguard mutual funds which are invested in bonds, short-term reserves, and common stocks	2,727,552	2,786,128
* Vanguard LifeStrategy Moderate Growth Fund	Invests in other Vanguard mutual funds which are invested in bonds and common stocks	12,595,809	13,404,052
* Vanguard Mid-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	43,417,204	54,069,582
* Vanguard Pacific Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in established Markets in Japan, Hong Kong, Australia, New Zealand and Singapore	9,420,668	10,816,335
* Vanguard Retirement Savings Trust	Invests in investment contracts issued by insurance companies and commercial banks and similar types of fixed-principal investments	115,814,089	116,697,073

14

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2007

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard Small-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	35,387,358	44,407,004
* Vanguard Total International Stock Index Fund	Mutual fund investing in three Vanguard international index funds	21,821,900	27,251,087
* Vanguard Treasury Money Market Fund	A money market fund	226,921,515	226,921,515
* Vanguard U.S. Growth Fund	Mutual fund investing in a portfolio of common stocks	45,669,502	42,918,915
* Vanguard Value Index Fund	Mutual fund investing in a portfolio of common stocks	28,630,782	34,724,443
* Vanguard Windsor Fund	Mutual fund investing in a portfolio of common stocks	120,067,369	115,391,837
* Vanguard Windsor II Fund	Mutual fund investing in a portfolio of common stocks	46,293,611	46,702,814
* Loans to Participants	Maturities ranging from one year to fifteen years, interest ranging from 4.25% to 9.75%	-	62,009,295
Total assets held for investment purposes		$1,097,442,424	$1,299,311,920

* Party in interest

15

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Attachment to Form 5500, Schedule H, Line 4(j)

Description of Investment	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Vanguard Treasury Money Market Fund	$90,842,675			$90,842,675	$ -
Vanguard Treasury Money Market Fund		$73,758,344	$73,758,344	73,758,344	
Vanguard Retirement Savings Trust	31,463,272			31,463,272	
Vanguard Retirement Savings Trust		35,402,739	35,402,739	35,402,739	-

16

END